                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

Application  pursuant to Section 8(f) of the Investment  Company Act of 1940 ("1940 Act") and Rule 8f-1  thereunder for Order Declaring that Company has ceased to be an Investment Company.

I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [ ]      Liquidation

         [X]      Abandonment of Registration
                  (Note:  Abandonments of  Registration  answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:
         American Skandia Life Assurance Corporation Variable Account B (Class 7)

3.       Securities and Exchange Commission File No.: No. 811-09705

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F
         [X]      Initial Application       [ ]      Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         One Corporate Drive
         Shelton, CT  06484

6.       Name,  address and telephone  number of individual the Commission  staff should contact with any questions regarding this form:

         Scott K. Richardson, Esq.
         One Corporate Drive, Shelton, CT  06484
         (203) 925-3830

7.       Name,  address and telephone  number of individual or entity  responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         American Skandia Life Assurance Corporation
         One Corporate Drive, Shelton, CT  06484
         (203) 926-1888

NOTE:    Once  deregistered,  a fund is still  required to maintain  and  preserve  the records  described in rules
31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

[ ]      Management company;

[X]      Unit investment trust or

[ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]      Open-end [ ]      Closed-end

10.      State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Connecticut

11.      Provide the name and address of each investment  adviser of the fund (including  sub-advisers)  during the last five years, even if the fund's contracts with those advisers have been terminated:

         N/A

12.      Provide the name and address of each principal  underwriter  of the fund during the last five years,  even if the fund's contracts with those underwriters have been terminated:

         American Skandia Marketing, Incorporated f/k/a Skandia Life Equity Sales Corporation

13.      If the fund is a unit investment trust ("UIT") provide:

(a)      Depositor's name(s) and address (es):

                  American Skandia Life Assurance Corporation
                  One Corporate Drive
                  Shelton, CT  06484

         (b)      Trustee's name(s) and address (es):  N/A

14.      Is there a UIT  registered  under the Act that served as a vehicle for  investment  in the fund (e.g.,  an insurance company separate account)?

         [ ] Yes  [X] No

         If yes, for each UIT state:

                  Name(s):

                  File No.: 811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]Yes [X]No

                  If yes, state the date on which the board vote took place:

                  If No, explain:

                  American  Skandia Life Assurance  Corporation  Variable Account B (Class 7), as a unit investment trust,  does not have a board of directors  to approve of the  abandonment  of the  registration.
                  As of November  18, 2002,  the assets of American  Skandia Life  Assurance  Corporation  Variable
                  Account B (Class 7) have been  consolidated  into  American  Skandia Life  Assurance  Corporation
                  Variable Account B for accounting purposes.

         (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]Yes [X]No

                  If yes, state the date on which the shareholder vote took place:

                  If No, explain: Not applicable/No shareholders

II.      Distributions to Shareholders

16.      Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ]Yes   [ ]No

         (a)      If yes, list the date(s) on which the fund made those distributions:

         (b)      Were the distributions made on the basis of net assets?

                  [ ] Yes           [ ]No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ ] Yes           [ ]No

         (d)      If No to (b) or (c) above,  describe the method of distributions  to  shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [ ] Yes           [ ]No

         If yes,  indicate  the  percentage  of fund  shares  owned by  affiliates,  or any  other  affiliation  of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ] Yes           [ ]No

         If Yes,  describe the method of  calculating  payments to senior  security  holders and  distributions  to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ ]Yes   [ ]No

         If No,

         (a)      How many shareholders does the fund have as of the date this form is filed?

         (b)      Describe the relationship of each remaining shareholder to the fund:

19.      Are there any  shareholders  who have not yet  received  distributions  in complete  liquidation  of their interests?

         [ ]Yes   [ ]No

         If yes,  describe  briefly the plans (if any) for  distributing  to, or preserving  the interests of those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes [ ] No

         If Yes,

         (a)      Describe  the type and  amount  of each  asset  retained  by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

         [ ] Yes           [ ]No

21.      Does  the  fund  have  any  outstanding  debts  (other  than  face-amount  certificates  if the  fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [ ]No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b)      Flow does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or Liquidation:

(i)      Legal expenses:

(ii)     Accounting expenses:

(iii)    Other expenses (list and identify separately):

(iv)     Total expenses (sum of lines (i)-(iii) above):

         (b)      How were those expenses allocated?

         (c)      Who

         (d)      How

23.      Has the fund  previously  file an  application  for an order of the  Commission  regarding  the  Merger or
         Liquidation?

         [ ] Yes           [ ]No

         If yes, cite the release numbers of the  Commission's  notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X]No

         If Yes,  describe the nature of any  litigation or proceeding  and the position  taken by the fund in that litigation:

25.      Is the fund now engaged,  or intending to engage,  in any business  activities  other than those necessary for winding up its affairs?

         [ ] Yes           [X]No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b)      State the Investment Company Act file number of the fund surviving the Merger:
                  811- ________

         (c)      If the merger or  reorganization  agreement  has been filed with the  Commission,  state the file number(s), form type used and date the agreement was filed:

         (d)      If the merger or  reorganization  agreement  has not been filed  with the  Commission,  provide a copy of the agreement as an exhibit to this form.

                                                   VERIFICATION

The undersigned  states that (i) he or she has executed this Form N-8F  application for an order under section 8(f)
of the Investment  Company Act of 1940 on behalf of American  Skandia Life Assurance  Corporation  and as depositor
                                                    ---------------------------------------------
of American  Skandia Life Assurance  Corporation  Variable  Account B (Class 7), (ii) he or she is the Senior Vice
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President  and  General  Counsel  of  American  Skandia  Life  Assurance  Corporation,  and  (iii) all  actions  by
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shareholders,  directors,  and any other body necessary to authorize the  undersigned to execute and file this Form
N-8F  application  have  been  taken.  The  undersigned  also  states  that the  facts  set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                              /s/ Kirk Wickman
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                                                              Kirk Wickman
                                                              Senior Vice President and General Counsel